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SEC FILE NUMBER
8-50707

SEC MAIL PROCESSING RECEIVED FEB 28 2002 WASHINGTON, D.C. 354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILESTONE GROUP MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite C-141
(No. and Street)

(City)	(State)	(Zip Code)
Lake Success	New York	11042

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Casella (516) 358-2338
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Megale, Frank
(Name — *if individual, state last, first, middle name*)

(Address)	(City)	(State)	Zip Code)
9 Alden Avenue	N. Valley Stream	NY	11580-1001

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VH 3-19-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL CASELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILESTONE GROUP MANAGEMENT, LLC, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

n/a

Signature

Managing Director

Title

Notary Public

DONNA MARIE MONAHAN
NOTARY PUBLIC, State of New York
No. 4723367
Qualified in Nassau County
Commission Expires Dec. 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Members' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILESTONE GROUP MANAGEMENT LLC

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

DECEMBER 31, 2001

Milestone Group Management LLC

Table Of Contents

MEMBER
AICPA
NYSSCPA

FRANK MEGALE
CERTIFIED PUBLIC ACCOUNTANT
9 ALDEN AVENUE
N. VALLEY STREAM, NY 11580-1001
(516) 285-4839
FACSIMILE (516) 285-0932
E-MAIL MEGALECPA@AOL.COM

Independent Auditor's Report

Board of Directors
Milestone Group Management LLC:

I have audited the accompanying statement of financial condition of Milestone Group Management LLC (the Company) as of December 31, 2001, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Group Management LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frank Megale, CPA

FRANK MEGALE, CPA
N. Valley Stream, New York
February 15, 2002

Milestone Group Management, LLC
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$	23,633
Receivable from clearing broker		77,704
Prepaid expenses		18,216
Other asset		3,300
TOTAL ASSETS	$	122,853

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	24,132
Total Liabilities		24,132
Members' equity		98,721
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	122,853

The accompanying notes are an integral part of these financial statements.

Milestone Group Management, LLC
Statement of Income (Loss)
For the year ended December 31, 2001

Revenue:		
Commission income	$1,096,937	
Riskless principal transactions	15,616	
Private placement fees	3,750	
Other income	5,993	
Total Revenue		$1,122,296
Expenses:		
Compensation and related costs	$ 531,986	
Administrative service fees	500,000	
Floor brokerage and transaction charges	55,866	
Regulatory fees	45,646	
Miscellaneous	27,494	
		1,160,992
Net Income (Loss)		$ (38,696)

The accompanying notes are an integral part of these financial statements.

Milestone Group Management, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2001

Members' equity at January 1, 2001	$ 137,417
Net loss	(38,696)
Members' distributions	0
Members' equity at December 31, 2001	$ 98,721

Milestone Group Management, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditor
For the year ended December 31, 2001

There were no liabilities subordinated to the claims of general creditors.

The accompanying notes are an integral part of these financial statements.

Milestone Group Management, LLC
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ (38,696)
Adjustment to reconcile net income (loss) to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing organization	$ (5,520)	
Prepaid expenses	1,629	
Increase in operating liabilities:		
Accounts payable and accrued expenses	21,662	
Total adjustments		17,771
Net cash used by operating activities		(20,925)
Cash flows from investing activities:		
Net cash from investing activities		0
Cash flows from financing activities:		
Capital contribution from members		
Net cash from financing activities		0
Net decrease in cash		(20,925)
Cash at beginning of the year		44,558
Cash at end of the year		$ 23,633
Supplemental cash flows disclosures:		
Interest paid		$ 223

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Milestone Group Management LLC (the Company), a New York Limited Liability Company created on July 31, 1997, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Cash and Cash Equivalents*

The Company considers as cash equivalents highly liquid investments with original maturities of less than ninety days.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b. *Concentration of Credit Risk and Off Balance Sheet Risk*

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis.

d. Income Taxes

The Company is a Limited Liability Company for Federal and New York State income tax purposes. As such, the members are individually liable for Federal and certain State taxes. The Company will pay certain State and Local taxes at a reduced rate.

NOTE 3 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under rule section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $77,180 which was $72,180 in excess of the minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

Administrative Services Agreement

The Company entered into an administrative service agreement with Milestone Holdings, LLC ("Holdings"). Holdings is a related entity as it is the parent (majority owner) of the Company. Holdings furnishes administrative and other services to the Company for a monthly fee. In addition, Holdings pays for most of the Company's expenses. The Company reimburses Holdings for these expenses monthly. Administrative fees paid to Holdings for services rendered in 2001 totaled $500,000. At December 31, 2001, the Company owed Holdings $24,132.

Milestone Group Management, LLC
December 31, 2001

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total members' equity	$ 98,721	
Total members' equity qualified for net capital		$ 98,721
Total capital and allowable subordinated borrowings		98,721
Deductions and/or charges		
Nonallowable assets		
Prepaid expenses	18,216	
Other assets	3,300	
		21,516
Net capital before haircuts		77,205
Haircuts on securities:		
Money market	25	
		25
Net capital		$ 77,180
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 24,132	
Total aggregate indebtedness		$ 24,132
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	
Net capital requirement		$ 5,000
Excess net capital		$ 72,180
Ratio: Aggregate indebtedness to net capital		0.31 to 1

There is no material difference between the above computation and the computation included in the Company's corresponding Form X-17A-5 Part IIA filing.

Milestone Group Management, LLC
December 31, 2001

Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule III
Information relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Account

The Company is exempt from SEC Rule 15c3-3 under rule section (k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, the three above referenced schedules are not required.

MEMBER
AICPA
NYSSCPA

FRANK MEGALE

CERTIFIED PUBLIC ACCOUNTANT
9 ALDEN AVENUE
N. VALLEY STREAM, NY 11580-1001
(516) 285-4839
FACSIMILE (516) 285-0932
E-MAIL MEGALECPA@AOL.COM

Board of Directors
Milestone Group Management LLC:

In planning and performing my audit of the financial statements and supplemental schedules of Milestone Group Management LLC (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures are adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to be and should not be used by any one other than these specified parties.

Frank Megale, CPA

FRANK MEGALE, CPA
N. Valley Stream, New York
February 15, 2002